UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001- 40306

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base

Nanshan District, Shenzhen, 518061

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Private Placement

On August 12, 2025, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 80,000,000 Class A ordinary shares, par value $0.001 per share (the “Shares”), at a price of $0.3125 per Share for an aggregate purchase price of approximately $25 million (the “Offering”). The net proceeds from such Offering will be used for working capital or other general corporate purposes.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

On August 22, 2025, the Offering closed upon the satisfaction of all of the closing conditions set forth in the SPA.

The form of the SPA is furnished hereto as Exhibit 99.1 to this Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Change of Directors

Resignation of Director

Effective August 18, 2025, Ms. Na Cai resigned from her positions as an independent director of the board of directors (the “Board”) of the Company, the chairwoman of the audit committee (the “Audit Committee”), a member of the compensation committee (the “Compensation Committee”) and nominating & corporate governance committee (the “Nominating Committee”). Ms. Cai indicated that her resignation was due to personal reasons and was not the result of any disagreement with management of the Company or the Board.

Appointment of Director

On August 21, 2025, the Board approved the appointment of Mr. Yanzhi Wang as an independent director of the Board, the chairman of the Audit Committee, a member of the Compensation Committee and the Nominating Committee, to fill in the vacancies resulting from Ms. Cai’s resignation, effective August 22, 2025.

Mr. Yanzhi Wang specializes in K-12 STEAM education and career-planning services, advising education-sector clients on the complex research, product design, and resource integration required to launch quality-oriented programs, manage key accounts, and execute cross-border education partnerships. Mr. Wang founded Hefei STEAM Education Technology Co., Ltd. and has served as its CEO since July 2019. From July 2016 to June 2019, Mr. Wang served as the head of the innovation business department at Beijing Xin Jin Cheng Technology Co., Ltd. He earned a bachelor’s degree in applied psychology from Beijing Sport University in China in 2013, and a master’s degree in education from the University of Cincinnati in 2015.

Mr. Wang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Wang entered into a director offer letter with the Company on August 22, 2025, which establishes certain terms and conditions governing his service to the Company. The form of director offer letter is qualified in its entirety by reference to the complete text of the form the director offer letter, which is furnished hereto as Exhibit 99.2 to this Form 6-K and such document is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 22, 2025

UTIME LIMITED

By:	/s/ Hengcong Qiu
Name:	Hengcong Qiu
Title:	Chief Executive Officer

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